FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of November 2006

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


-----------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



November 30, 2006


--------------------------------------------------------

                                                              November 30, 2006

RICOH COMPANY, LTD.
PR DEPARTMENT
Masakuni Kutsuwada, General Manager
+81-3-6278-5228

koho@ricoh.co.jp

       ANNOUNCEMENT ON DETERMINATION OF THE TOTAL AMOUNT OF ISSUE, ETC.,
            OF THE EURO YEN ZERO COUPON CONVERTIBLE BONDS DUE 2011

Ricoh Company, Ltd. (hereinafter referred to as "Ricoh") hereby notifies you of the following determination of the total amount of issue, etc. of the Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai, are hereinafter referred to as the "Convertible Bonds"; and the bonds and the stock acquisition rights are hereinafter referred to separately as "Bonds" and "Stock Acquisition Rights", respectively), the issuance whereof was resolved at the meeting of the Board of Directors held on November 21, 2006, and the terms of the issuance thereof was determined thereafter on such date.

                                  Description

1. Total principal amount of issue of the Bonds:

     The aggregate amount of Yen 55,000,000,000, issued at the issue price of 100.5%.

2. Aggregate number of Stock Acquisition Rights to be issued:

     The aggregate number of 55,000 plus the number of rights derived by dividing the aggregate principal amount of the Bonds relating to the replacement Convertible Bond certificates by Yen 1,000,000.

(Reference)
1. Date of resolution of issuance:

   November 21, 2006

2. Date of determination of the terms of issuance:

   November 21, 2006

3. Date of payment and date of issuance:

   December 7, 2006 (London time)

4. Ricoh had granted the managers an option to additionally subscribe for the Convertible Bonds up to a further Yen 5,000,000,000 aggregate principal amount of the Bonds. Ricoh received a notice to exercise such option in respect of the entire Yen 5,000,000,000 aggregate principal amount of the Bonds from the managers. Accordingly, the total amount of issue, etc., of the Convertible Bonds has been determined as above.

--------

NOTE: THIS ANNOUNCEMENT IS INTENDED AS GENERAL INFORMATION REGARDING
RICOH COMPANY, LTD.'S ISSUANCE OF CONVERTIBLE BONDS. THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM A PART OF ANY OFFER OR SOLICITATION TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES. THE BONDS AND THE UNDERLYING SHARES OF COMMON STOCK MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE "SECURITIES ACT"). THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.